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November 20, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Whitney Information Network, Inc. Item 4.02(a) Form 8-K Filed November 8, 2007 File No. 000-27403
Attn.:	Mr. Robert S. Littlepage, Jr. Accounting Branch Chief Division of Corporation Finance

Dear Mr. Littlepage:

        We refer to the comment letter dated November 13, 2007 from the Staff of the Division of Corporation Finance concerning the Form 8-K dated November 3, 2007 and filed with the Securities and Exchange Commission ("Commission") on November 8, 2007 by Whitney Information Network, Inc. (the "Company"). For your convenience, we have reprinted the Staff's comments below in bold, and the Company's response follows each comment.

        1.     Refer to the first paragraph. Disclose in more detail the nature and the scope of your previously disclosed Special Committee investigation. Advise us and disclose in more detail the recommendations you are currently reviewing and evaluating and how they affect your internal control over financial reporting.

Response:

  1.
  The nature and scope of the Special Committee's investigation has been previously reported by the Company in numerous filings with the Commission. The Company first reported in its Form 8-K dated November 14, 2006, and noted in numerous reports thereafter, that it received notice from the Commission that the Commission was conducting a non-public investigation to determine whether the Company had complied with securities laws in connection with (i) the efficacy or trading success of the Company's stock market education programs, and (ii) the Company's acquisition of certain other companies. The Company first reported in its Form 8-K dated December 11, 2006, and noted in numerous reports thereafter, that it received a subpoena from a grand jury convened by the Department of Justice's United States Attorney's Office for the Eastern District of Virginia in connection with an investigation into certain of the Company's marketing activities. Also, as previously reported, the Company's Board of Directors established a Special Committee of independent directors (which now consists of one independent director) to conduct an internal investigation of the activities that are the subject of the government investigation, and the Special Committee engaged the law firm of Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") to assist with this investigation. As previously reported, the matters under investigation included the efficacy or trading success of the Company's stock market education programs, and the Company's acquisitions of certain other companies.

    The findings and recommendations of the Special Committee were disclosed in more detail in a Form 8-K dated November 9, 2007. A copy of that report is attached for your convenience. As disclosed in the November 9, 2007 Form 8-K, the recommendations include a number of matters that are expected to improve the Company's internal control over financial reporting. These include the development of an employee "hotline" to allow employees to report ethical and compliance issues, the retraining of employees on the Company's ethics policies, and the hiring of experienced securities and disclosure counsel, among other matters. The external disclosure counsel involved in the financial reporting process that resulted in the inaccurate disclosures is no longer involved in the financial reporting or certification process of the Company.

    As reported in the November 9, 2007 Form 8-K, certain recommendations of the Special Committee are continuing to be reviewed by the Board of Directors, and these include changes in executive management. In the event all of the Special Committee's recommendations are not adopted or implemented, the Company's ability to certify the consolidated financial statements and related disclosures may not be possible.

        2.     We note that you intend to file restated financial statements. Please tell us when you will file them.

Response:

  2.
  We intend to file the restated consolidated financial statements as soon as practical. We are developing a detailed schedule of items that will need to be completed prior to our filing. At present, we expect to be able to file the restated consolidated financial statements by February 20, 2008. However, that internal deadline is uncertain and may not be achieved, and it is possible that filing of the restatement may be delayed until the conclusion of the Commission's investigation.

    We intend to amend our Annual Report on Form 10-K for the year ended December 31, 2006 and file restated interim reports for the first three quarters of 2007. We will clearly reflect "Restated" in the appropriate columnar headings and request our independent registered public accounting firm, Ehrhardt, Keefe, Steiner & Hottman PC to dual date their audit opinion in the 2006 Form 10-K.

        3.     In addition, we note your disclosures that "[t]he Company will also correct certain inaccuracies with respect to previous disclosures concerning…, as well as the 2001 and 2003 related party acquisitions of Precision Software Services, Inc. and Whitney Leadership Group, Inc., respectively." Advise us in more detail the nature of the disclosures you intend to correct with respect to the Precision Software Services, Inc. and Whitney Leadership Group, Inc. acquisitions and any impact of such disclosures on your accounting.

Response:

  3.
  The inadequate disclosures with respect to the related party acquisitions of Precision Software Services, Inc. and Whitney Leadership Group, Inc. are detailed in the report on Form 8-K dated November 9, 2007. Specifically, in that Form 8-K the Company disclosed the following:

  •
  The Company previously disclosed that (1) in July 2003 the Company acquired Whitney Leadership Group, Inc. ("Whitney Leadership") from Russell A. Whitney, Chairman of the Board and Chief Executive Officer and his wife for $1.2 million; (2) at the time, Whitney Leadership held all of the copyright and intellectual property rights associated with its educational materials and licensed those rights to the Company for payments; and (3) the Company entered into the acquisition agreement in order to eliminate those payments and to gain control of intellectual property rights that form the core of the Company's business. The Special Committee found that the Company did not disclose a provision in a document denominated as an exhibit to the agreement that afforded Mr. Whitney the right to terminate the Company's rights to the use of his name and likeness under certain circumstances, including if Mr. Whitney were no longer employed with the Company or no longer owned a controlling voting interest in the Company. The Special Committee found that the version of the exhibit containing this provision was created in May 2004.

2

      Mr. Whitney indicated that he believed that the subsequently created exhibit memorialized a prior oral agreement. In any event, Mr. Whitney never exercised his right to terminate the Company's rights and Mr. Whitney now has agreed to void that provision at the request of the Special Committee.

    There will be no accounting impact from the correction of the disclosure regarding the provisions of the exhibit referenced above.

    In the November 9, 2007 Form 8-K, the Company also disclosed the following:

    •
    The Company previously disclosed that (1) the Company obtained fairness opinions from Jewett, Schwartz and Associates, certified public accountants, in connection with its acquisition of Equity Corp. [Holdings, Inc.] and Whitney Leadership, that the prices the Company had agreed to pay for the businesses did not exceed the values of the businesses as determined based upon the income of the two businesses; (2) based upon these opinions, the independent members of the Board of Directors authorized the two acquisitions; and (3) the Company also engaged independent legal counsel to obtain the fairness opinions and advise the Company as to their acceptability, and such counsel so advised the Company in June 2003. The Special Committee concluded that these disclosures were incorrect, in that (1) Jewett, Schwartz and Associates provided a Business Valuation Report and did not opine on the fairness of the transactions; (2) the Business Valuation Report concluded that the fair market value of Equity Corp. and Whitney Leadership together was $3.87 million, which was less than the combined $6.2 million acquisition price paid by the Company for those companies; and (3) the Company's independent counsel did not opine on the fairness of the transaction. The Special Committee also reported that two independent directors stated that they were not aware of the nature and conclusions of the Business Valuation Report at the time they ratified the transactions, though the member of executive management responsible for the fairness opinions stated that the directors were informed. Company's management has concluded that there has been no impairment of the value of the intangible assets reflected in the Company's consolidated financial statements with respect to the Equity Corp. and Whitney Leadership transactions.

    There will be no accounting impact from correcting the disclosures about the fairness opinions.

    Also, the Company reported the following in the November 9, 2007 Form 8-K regarding Precision Software Services, Inc.:

    •
    The Company previously disclosed that (1) the Company purchased all of the outstanding common stock of Precision Software Services, Inc. ("Precision") from Mr. Whitney and Mr. Kane, who subsequently became an executive officer of the Company, in exchange for an aggregate of approximately 333,000 shares of common stock valued at $500,000 and $250,000 in notes; and (2) Mr. Whitney received $125,000 in notes payable. The Special Committee concluded that the Company did not disclose that (1) the $250,000 in notes payable (of which Mr. Whitney and Mr. Kane each received $125,000) were not for the purchase of Precision, but rather the purchase of software that Mr. Whitney and Mr. Kane had licensed to Precision; and (2) the Company also paid $250,000 in cash (of which Mr. Whitney and Mr. Kane each received $125,000) for that software.

    There will not be any accounting impact resulting from the correction of the disclosures about the nature of the payments, as the amounts of the payments themselves were previously reflected in the Company's consolidated financial statements correctly.

        As a result of the disclosures in the Company's other previously filed reports, including its report on Form 8-K dated November 9, 2007, the Company does not think it is necessary to amend its Item

3

4.02(a) Form 8-K dated November 3, 2007 for any of the matters raised by the Staff. We would appreciate a confirmation from the Staff that no amendment to the November 3, 2007 Form 8-K is necessary, or an opportunity to discuss any amendment that the Staff thinks is necessary for the Company to file.

        In connection with responding to the Staff's comments, the Company acknowledges the following:

  1.
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

  2.
  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

  3.
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any questions or comments on the above, please do not hesitate to contact us.

Very truly yours,
WHITNEY INFORMATION NETWORK, INC.
/s/ ALFRED R. NOVAS Alfred R. Novas Co-President and Chief Financial Officer
cc:
Mr. Andrew Mew, Senior Staff Accountant
Brian Miller, Esq. and Jonathan Awner, Esq., Akerman Senterfitt

4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 9, 2007

WHITNEY INFORMATION NETWORK, INC.
(Exact name of registrant as specified in its charter)

COLORADO	0-27403	84-1475486
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1612 East Cape Coral Parkway, Cape Coral Florida 33904
(Address of principal executive offices)

(239) 542-0643
(Registrant's telephone number, including area code)

        Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

        As previously disclosed, Whitney Information Network, Inc. (the "Company") is being investigated by the United States Securities and Exchange Commission (the "SEC") and Department of Justice's United States Attorney's Office for the Eastern District of Virginia.

        The Company's Board of Directors established a Special Committee of independent directors to conduct an internal investigation of the activities that are the subject of the government investigation. The Special Committee engaged the law firm of Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") to assist with this investigation. The matters under investigation included (i) the efficacy or trading success of the Company's stock market education programs, and (ii) the Company's acquisitions of certain other companies.

        The Special Committee has reported its findings and made recommendations to the Board of Directors. The Special Committee also reported its findings to the SEC. The Special Committee reported that it was satisfied with the cooperation it received from the Company's executives, employees and counsel during the investigation.

        With respect to the Company's education programs, the Special Committee, based on WilmerHale's investigation, found no evidence that members of the Company's executive management encouraged live speakers to make misrepresentations or knew about particular statements on which the government has focused. However, the Special Committee found that, among other things, before the start of the government investigations, the Company's marketing function—including advertising for Company products, solicitation of customers, presentation of live seminars, telemarketing, coaching and mentoring—was characterized by inadequate controls, inadequate training and a failure to devote adequate resources to compliance. The Special Committee also criticized a variety of practices, including, among others, use of testimonials obtained for one brand in support of another, failure to disclose affiliations between endorsers and the Company, failure to adequately disclose investment risks, and misstatements by certain live speakers.

        In September 2007, the Special Committee made a number of recommendations with regard to the Company's marketing, telemarketing and live presentation programs. In light of the Special Committee's recommendations, the Company has implemented and is implementing improved controls in certain areas of its operations that include, among other things, (i) new compliance guidelines for marketing materials issued by the Company; (ii) new compliance guidelines for the Company's telemarketing operations; (iii) new compliance guidelines for speakers at live events; (iv) development and implementation of disciplinary procedures for violations of compliance guidelines; (v) enhanced training and certification for speakers; (vi) improved policies for customer refund requests; (vii) the addition of new compliance and supervisory personnel; (viii) revisions to its student agreements to include additional or emphasize existing disclosures regarding the Company's policies; (ix) development of an employee "hotline" to allow employees to report ethical and compliance issues; and (x) the scheduling of re-training of employees on the Company's ethics policies for the first quarter of 2008.

        With respect to the Company's acquisitions of certain other companies, among other findings, based on WilmerHale's investigation, the Special Committee reported to the Board of Directors in September 2007 and delivered its final recommendations in November 2007, and reported to the SEC in November 2007. The Special Committee found that the Company's prior public disclosures were incorrect in the following respects:

  •
  The Company previously disclosed that (1) in July 2003 the Company acquired Whitney Leadership Group, Inc. ("Whitney Leadership") from Russell A.Whitney, Chairman of the Board and Chief Executive Officer and his wife for $1.2 million; (2) at the time, Whitney Leadership held all of the copyright and intellectual property rights associated with its educational materials and licensed those rights to the Company for payments; and (3) the

    Company entered into the acquisition agreement in order to eliminate those payments and to gain control of intellectual property rights that form the core of the Company's business. The Special Committee found that the Company did not disclose a provision in a document denominated as an exhibit to the agreement that afforded Mr. Whitney the right to terminate the Company's rights to the use of his name and likeness under certain circumstances, including if Mr. Whitney were no longer employed with the Company or no longer owned a controlling voting interest in the Company. The Special Committee found that the version of the exhibit containing this provision was created in May 2004. Mr. Whitney indicated that he believed that the subsequently created exhibit memorialized a prior oral agreement. In any event, Mr. Whitney never exercised his right to terminate the Company's rights and Mr. Whitney now has agreed to void that provision at the request of the Special Committee.

  •
  The Company previously disclosed that (1) in July 2003 the Company purchased Equity Corp. Holdings, Inc. ("Equity Corp.") from John F. Kane; (2) as part of the transaction, the Company agreed to assume and pay a $4.75 million promissory note issued to Mr. Whitney and his wife by Equity Corp. in June 2002; and (3) Equity Corp. incurred this obligation when it elected to redeem all of Mr. and Mrs. Whitney's ownership in Equity Corp., 90% of the outstanding stock, as of June 1, 2002. The Special Committee concluded that the redemption did not occur, and no note was issued by Equity Corp. to Mr. and Mrs. Whitney, in June 2002. The Special Committee found that the redemption of Mr. and Mrs. Whitney's Equity Corp. shares and Equity Corp's incurring of this $4.75 million obligation in fact closed on May 31, 2003. The Special Committee concluded that Equity Corp.'s redemption of Mr. and Mrs. Whitney's Equity Corp. shares was not a separate transaction from the Company's acquisition of Mr. Kane's Equity Corp. shares. As previously reported by the Company in its Current Report on Form 8-K dated November 3, 2007 and filed with the SEC on November 8, 2007, the Board of Directors has determined that, with respect to the acquisition of Equity Corp., the Company incorrectly used the acquisition method of accounting for a business combination and instead should have accounted for the transaction as a combination of entities under common control, similar to a pooling of interests. As a result, as the Company reported in its Form 8-K dated November 3, 2007, the Company will need to restate its financial statements for the years ended December 31, 2002 to the present.

  •
  The Company previously disclosed that (1) the Company obtained fairness opinions from Jewett, Schwartz and Associates, certified public accountants, in connection with its acquisition of Equity Corp. and Whitney Leadership, that the prices the Company had agreed to pay for the businesses did not exceed the values of the businesses as determined based upon the income of the two businesses; (2) based upon these opinions, the independent members of the Board of Directors authorized the two acquisitions; and (3) the Company also engaged independent legal counsel to obtain the fairness opinions and advise the Company as to their acceptability, and such counsel so advised the Company in June 2003. The Special Committee concluded that these disclosures were incorrect, in that (1) Jewett, Schwartz and Associates provided a Business Valuation Report and did not opine on the fairness of the transactions; (2) the Business Valuation Report concluded that the fair market value of Equity Corp. and Whitney Leadership together was $3.87 million, which was less than the combined $6.2 million acquisition price paid by the Company for those companies; and (3) the Company's independent counsel did not opine on the fairness of the transaction. The Special Committee also reported that two independent directors stated that they were not aware of the nature and conclusions of the Business Valuation Report at the time they ratified the transactions, though the member of executive management responsible for the fairness opinions stated that the directors were informed. Company's management has concluded that there has been no impairment of the value of the intangible assets reflected in the Company's consolidated financial statements with respect to the Equity Corp. and Whitney Leadership transactions.

  •
  The Company previously disclosed that (1) the Company purchased all of the outstanding common stock of Precision Software Services, Inc. ("Precision") from Mr. Whitney and Mr. Kane, who subsequently became an executive officer of the Company, in exchange for an aggregate of approximately 333,000 shares of common stock valued at $500,000 and $250,000 in notes; and (2) Mr. Whitney received $125,000 in notes payable. The Special Committee concluded that the Company did not disclose that (1) the $250,000 in notes payable (of which Mr. Whitney and Mr. Kane each received $125,000) were not for the purchase of Precision, but rather the purchase of software that Mr. Whitney and Mr. Kane had licensed to Precision; and (2) the Company also paid $250,000 in cash (of which Mr. Whitney and Mr. Kane each received $125,000) for that software.

        Based on its investigation, the Special Committee provided to the Board of Directors a number of recommendations which the Company has indicated it will adopt. These include, among others, continuing the improvements to the Company's marketing, telemarketing and live presentation programs, correcting the prior disclosures regarding the Company's acquisitions noted above, obtaining an independent analysis of whether or not fair value was received by the Company in the Equity Corp. and Whitney Leadership transactions, having Mr. Whitney void the provisions in the exhibit to the Whitney Leadership acquisition agreement noted above, and hiring experienced securities and disclosure counsel. Additional recommendations of the Special Committee that are continuing to be reviewed by the Board of Directors relate to (1) the process of appointing three additional independent members to the Company's Board of Directors based on the nominations of the independent Nominating Committee (after consultation with the other Board members), and (2) management changes, including, among other things, that Mr. Whitney should step down as Chief Executive Officer and become non-executive Chairman of the Board (or assume a role as advisor or consultant to the Board) under terms to be negotiated with the independent Compensation Committee; that Ronald S. Simon, currently Co-President and Chief Operating Officer, should step down as an officer and director of the Company; that Mr. Kane, currently Executive Vice President—Operations, and Alfred R. Novas, currently Co-President and Chief Financial Officer, should serve as Co-Presidents of the Company on an interim basis; and that the reconstituted Board of Directors should undertake, in consultation with Mr. Whitney, a search for a new Chief Executive Officer.

        In addition, the Company is reviewing certain other matters (including aircraft usage by Mr. Whitney and others, compensation expense of employees regarding work performed for Mr. Whitney's private businesses, compensation paid to Mr. Whitney's and Mr. Kane's family members, and Mr. Whitney's business expenses) to ensure that the Company's accounting and disclosures in its filings prior to 2006 with the SEC were correct. A disclosure error in the Executive Compensation section of the Company's Annual Report on Form 10-K for 2005 has been identified regarding the Standard Industry Fare Level rate upon which the Company relied upon in connection with calculating the value of Mr. Whitney's personal aircraft usage as a component of his compensation, and this disclosure will be corrected when the Company's restated consolidated financial statements are filed.

        On November 9, 2007, the Company issued a press release concerning the conclusion of the Board of Directors that the Company's previously issued consolidated financial statements need to be restated and should not be relied upon by investors, as well as containing a summary of certain findings and recommendations of the Special Committee as discussed in this Current Report on Form 8-K. A copy of this press release is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This document contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance, and include statements regarding the outcomes and effects of pending regulatory and other investigations. Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement. The Company undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Item 9.01 Financial Statements and Exhibits.

  (d)
  Exhibits

Exhibit No.	Description
99.1	Press release by Whitney Information Network, Inc. dated November 9, 2007

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY INFORMATION NETWORK, INC.
Date: November 9, 2007	/s/ ALFRED R. NOVAS Alfred R. Novas Co-President and Chief Financial Officer

Exhibit 99.1

Whitney Information Network, Inc. Announces the Results of the Special Committee's
Investigation and Pending Restatement of Financial Statements

        CAPE CORAL, FL, November 9, 2007 (BUSINESS WIRE)—Whitney Information Network, Inc. (OTC Pink Sheets:RUSS) announced the results of the Company's investigation conducted by a Special Committee of the Company's Board of Directors (the "Special Committee") and a restatement of its consolidated financial statements. As previously disclosed, the Company is being investigated by the United States Securities and Exchange Commission (the "SEC") and Department of Justice's United States Attorney's Office for the Eastern District of Virginia.

        The Company's Board of Directors established a Special Committee of independent directors to conduct an internal investigation of the activities that are the subject of the government investigation. The Special Committee engaged the law firm of Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") to assist with this investigation. The matters under investigation included (i) the efficacy or trading success of the Company's stock market education programs, and (ii) the Company's acquisitions of certain other companies.

        The Special Committee has reported its findings and made recommendations to the Board of Directors. The Special Committee also reported its findings to the SEC. The Special Committee reported that it was satisfied with the cooperation it received from the Company's executives, employees and counsel during the investigation.

        With respect to the Company's education programs, the Special Committee, based on WilmerHale's investigation, found no evidence that members of the Company's executive management encouraged live speakers to make misrepresentations or knew about particular statements on which the government has focused. However, the Special Committee found that, among other things, before the start of the government investigations, the Company's marketing function—including advertising for Company products, solicitation of customers, presentation of live seminars, telemarketing, coaching and mentoring—was characterized by inadequate controls, inadequate training and a failure to devote adequate resources to compliance. The Special Committee also criticized a variety of practices, including, among others, use of testimonials obtained for one brand in support of another, failure to disclose affiliations between endorsers and the Company, failure to adequately disclose investment risks, and misstatements by certain live speakers.

        In September 2007, the Special Committee made a number of recommendations with regard to the Company's marketing, telemarketing and live presentation programs. In light of the Special Committee's recommendations, the Company has implemented and is implementing improved controls in certain areas of its operations that include, among other things, (i) new compliance guidelines for marketing materials issued by the Company; (ii) new compliance guidelines for the Company's telemarketing operations; (iii) new compliance guidelines for speakers at live events; (iv) development and implementation of disciplinary procedures for violations of compliance guidelines; (v) enhanced training and certification for speakers; (vi) improved policies for customer refund requests; (vii) the addition of new compliance and supervisory personnel; (viii) revisions to its student agreements to include additional or emphasize existing disclosures regarding the Company's policies; (ix) development of an employee "hotline" to allow employees to report ethical and compliance issues; and (x) the scheduling of re-training of employees on the Company's ethics policies for the first quarter of 2008.

        With respect to the Company's acquisitions of certain other companies, among other findings, based on WilmerHale's investigation, the Special Committee reported to the Board of Directors in September 2007 and delivered its final recommendations in November 2007, and reported to the SEC in November 2007. The Special Committee found that the Company's prior public disclosures were incorrect in the following respects:

  •
  The Company previously disclosed that (1) in July 2003 the Company acquired Whitney Leadership Group, Inc. ("Whitney Leadership") from Russell A.Whitney, Chairman of the

    Board and Chief Executive Officer and his wife for $1.2 million; (2) at the time, Whitney Leadership held all of the copyright and intellectual property rights associated with its educational materials and licensed those rights to the Company for payments; and (3) the Company entered into the acquisition agreement in order to eliminate those payments and to gain control of intellectual property rights that form the core of the Company's business. The Special Committee found that the Company did not disclose a provision in a document denominated as an exhibit to the agreement that afforded Mr. Whitney the right to terminate the Company's rights to the use of his name and likeness under certain circumstances, including if Mr. Whitney were no longer employed with the Company or no longer owned a controlling voting interest in the Company. The Special Committee found that the version of the exhibit containing this provision was created in May 2004. Mr. Whitney indicated that he believed that the subsequently created exhibit memorialized a prior oral agreement. In any event, Mr. Whitney never exercised his right to terminate the Company's rights and Mr. Whitney now has agreed to void that provision at the request of the Special Committee.

  •
  The Company previously disclosed that (1) in July 2003 the Company purchased Equity Corp. Holdings, Inc. ("Equity Corp.") from John F. Kane; (2) as part of the transaction, the Company agreed to assume and pay a $4.75 million promissory note issued to Mr. Whitney and his wife by Equity Corp. in June 2002; and (3) Equity Corp. incurred this obligation when it elected to redeem all of Mr. and Mrs. Whitney's ownership in Equity Corp., 90% of the outstanding stock, as of June 1, 2002. The Special Committee concluded that the redemption did not occur, and no note was issued by Equity Corp. to Mr. and Mrs. Whitney, in June 2002. The Special Committee found that the redemption of Mr. and Mrs. Whitney's Equity Corp. shares and Equity Corp's incurring of this $4.75 million obligation in fact closed on May 31, 2003. The Special Committee concluded that Equity Corp.'s redemption of Mr. and Mrs. Whitney's Equity Corp. shares was not a separate transaction from the Company's acquisition of Mr. Kane's Equity Corp. shares. As previously reported by the Company in its Current Report on Form 8-K dated November 3, 2007 and filed with the SEC on November 8, 2007, the Board of Directors has determined that, with respect to the acquisition of Equity Corp., the Company incorrectly used the acquisition method of accounting for a business combination and instead should have accounted for the transaction as a combination of entities under common control, similar to a pooling of interests. As a result, as the Company reported in its Form 8-K dated November 3, 2007, the Company will need to restate its financial statements for the years ended December 31, 2002 to the present.

  •
  The Company previously disclosed that (1) the Company obtained fairness opinions from Jewett, Schwartz and Associates, certified public accountants, in connection with its acquisition of Equity Corp. and Whitney Leadership, that the prices the Company had agreed to pay for the businesses did not exceed the values of the businesses as determined based upon the income of the two businesses; (2) based upon these opinions, the independent members of the Board of Directors authorized the two acquisitions; and (3) the Company also engaged independent legal counsel to obtain the fairness opinions and advise the Company as to their acceptability, and such counsel so advised the Company in June 2003. The Special Committee concluded that these disclosures were incorrect, in that (1) Jewett, Schwartz and Associates provided a Business Valuation Report and did not opine on the fairness of the transactions; (2) the Business Valuation Report concluded that the fair market value of Equity Corp. and Whitney Leadership together was $3.87 million, which was less than the combined $6.2 million acquisition price paid by the Company for those companies; and (3) the Company's independent counsel did not opine on the fairness of the transaction. The Special Committee also reported that two independent directors stated that they were not aware of the nature and conclusions of the Business Valuation Report at the time they ratified the transactions, though the member of executive management responsible for the fairness opinions stated that the directors were informed. Company's management has concluded that there has been no impairment of the value of the intangible assets reflected in the Company's consolidated financial statements with respect to the Equity Corp. and Whitney Leadership transactions.

  •
  The Company previously disclosed that (1) the Company purchased all of the outstanding common stock of Precision Software Services, Inc. ("Precision") from Mr. Whitney and Mr. Kane, who subsequently became an executive officer of the Company, in exchange for an aggregate of approximately 333,000 shares of common stock valued at $500,000 and $250,000 in notes; and (2) Mr. Whitney received $125,000 in notes payable. The Special Committee concluded that the Company did not disclose that (1) the $250,000 in notes payable (of which Mr. Whitney and Mr. Kane each received $125,000) were not for the purchase of Precision, but rather the purchase of software that Mr. Whitney and Mr. Kane had licensed to Precision; and (2) the Company also paid $250,000 in cash (of which Mr. Whitney and Mr. Kane each received $125,000) for that software.

        Based on its investigation, the Special Committee provided to the Board of Directors a number of recommendations which the Company has indicated it will adopt. These include, among others, continuing the improvements to the Company's marketing, telemarketing and live presentation programs, correcting the prior disclosures regarding the Company's acquisitions noted above, obtaining an independent analysis of whether or not fair value was received by the Company in the Equity Corp. and Whitney Leadership transactions, having Mr. Whitney void the provisions in the exhibit to the Whitney Leadership acquisition agreement noted above, and hiring experienced securities and disclosure counsel. Additional recommendations of the Special Committee that are continuing to be reviewed by the Board of Directors relate to (1) the process of appointing three additional independent members to the Company's Board of Directors based on the nominations of the independent Nominating Committee (after consultation with the other Board members), and (2) management changes, including, among other things, that Mr. Whitney should step down as Chief Executive Officer and become non-executive Chairman of the Board (or assume a role as advisor or consultant to the Board) under terms to be negotiated with the independent Compensation Committee; that Ronald S. Simon, currently Co-President and Chief Operating Officer, should step down as an officer and director of the Company; that Mr. Kane, currently Executive Vice President—Operations, and Alfred R. Novas, currently Co-President and Chief Financial Officer, should serve as Co-Presidents of the Company on an interim basis; and that the reconstituted Board of Directors should undertake, in consultation with Mr. Whitney, a search for a new Chief Executive Officer.

        In addition, the Company is reviewing certain other matters (including aircraft usage by Mr. Whitney and others, compensation expense of employees regarding work performed for Mr. Whitney's private businesses, compensation paid to Mr. Whitney's and Mr. Kane's family members, and Mr. Whitney's business expenses) to ensure that the Company's accounting and disclosures in its filings prior to 2006 with the SEC were correct. A disclosure error in the Executive Compensation section of the Company's Annual Report on Form 10-K for 2005 has been identified regarding the Standard Industry Fare Level rate upon which the Company relied upon in connection with calculating the value of Mr. Whitney's personal aircraft usage as a component of his compensation, and this disclosure will be corrected when the Company's restated consolidated financial statements are filed.

        As reported in a filing with the SEC yesterday, the Company also has announced that as a result of the Special Committee investigation, the Company's Board of Directors has determined that its 2003 acquisition of Equity Corp. was a related party transaction (the "Equity Corp. Transaction"), and that the Company incorrectly used the acquisition method of accounting for the business combination and instead should have accounted for the transaction as a combination of entities under common control, similar to a pooling of interests. Thus, the Company will need to restate prior year financial statements. The Company expects that the change in accounting for the Equity Corp. Transaction will result in a decline in its reported consolidated total assets, an increase in the Company's consolidated stockholders' deficit for the periods restated, and reduce the Company's consolidated net loss. The Company does not expect the restatement to have a cumulative effect on its consolidated statement of cash flows. The Company is not yet able to determine the final amounts or resulting accounting impact of the change in accounting for the Equity Corp. Transaction.

        Accordingly, the Company's consolidated financial statements for the years ended December 31, 2002 to the present, the interim periods contained therein, and the related financial information contained in all earnings and press releases and similar communications issued by the Company for such periods should no longer be relied upon.

About Whitney Information Network, Inc.:

        Whitney Information Network, Inc. (OTC Pink Sheets:RUSS) is a provider of postsecondary education focused on individual wealth creation and personal success. Whitney Information Network, Inc. provides students with comprehensive instruction and mentorship in real estate education and financial markets education in the United States, United Kingdom, Canada, Germany and Costa Rica. Additional information can be found at www.wincorporate.com.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This document contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance, and include statements regarding the outcomes and effects of pending regulatory and other investigations. Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement. The Company undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

SOURCE:	Whitney Information Network, Inc.
CONTACT:	Alfred R. Novas Co-President and Chief Financial Officer Whitney Information Network, Inc. (239) 542-0643

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  Item 8.01 Other Events.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
  Item 9.01 Financial Statements and Exhibits.
SIGNATURES
Whitney Information Network, Inc. Announces the Results of the Special Committee's Investigation and Pending Restatement of Financial Statements